        SKADDEN, ARPS, SLATE, MEAGHER & FLOM

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+852 3740 4850

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EMAIL ADDRESS

JULIE.GAO@SKADDEN.COM

PARTNERS

JOHN ADEBIYI ¿

CHRISTOPHER W. BETTS

EDWARD H.P. LAM ¿*

G.S. PAUL MITCHARD QC ¿

CLIVE W. ROUGH ¿

JONATHAN B. STONE *

ALEC P. TRACY *

¿(ALSO ADMITTED IN ENGLAND & WALES)

* (ALSO ADMITTED IN NEW YORK)

REGISTERED FOREIGN LAWYERS

Z. JULIE GAO (CALIFORNIA)

GREGORY G.H. MIAO (NEW YORK)

ALAN G. SCHIFFMAN (NEW YORK)

42/F, EDINBURGH TOWER, THE LANDMARK 15 QUEEN’S ROAD CENTRAL, HONG KONG TEL: (852) 3740-4700 FAX: (852) 3740-4727 www.skadden.com January 9, 2014

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Confidential

Draft Registration Statement

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Weibo Corporation
Confidential Submission of the Draft Registration Statement on Form F-1

Dear Sir/Madam,

On behalf of our client, Weibo Corporation, a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we are hereby submitting a draft registration statement on Form F-1 (the “Draft Registration Statement”) relating to a proposed initial public offering in the United States of the Company’s ordinary shares to be represented by American depositary shares (“ADSs”) via EDGAR to the Securities and Exchange Commission (the “Commission”) for confidential non-public review pursuant to the Jumpstart Our Business Startups Act (the “JOBS Act”). The Company is a consolidated majority-owned subsidiary of SINA Corporation, a reporting company under the Securities Exchange Act of 1934, as amended, that is qualified as a well-known seasoned issuer and listed on the NASDAQ Global Select Market. The Company confirms that it is an “emerging growth company” as defined in the JOBS Act and its securities have not been previously sold pursuant to an effective registration statement under the Securities Act of 1933, as amended. A registration statement on Form F-6 relating to the ADSs will be filed with the Commission in due course.

Financial Statements of the Company

The Company has included in this submission its audited combined and consolidated financial statements as of December 31, 2011 and 2012 and for each of the two years ended December 31, 2011 and 2012, and unaudited interim combined and consolidated financial statements as of September 30, 2013 and each of the nine-month periods ended September 30, 2012 and 2013.

Securities and Exchange Commission

January 9, 2014

As an “emerging growth company” defined in the JOBS Act, the Company has included in the Draft Registration Statement selected financial information as of and for the years ended December 31, 2011 and 2012 and the nine-month periods ended September 30, 2012 and 2013, and omitted the selected financial information as of and for the years ended December 31, 2008, 2009 and 2010.

The Company further respectfully advises the staff of the Commission that it is relying on Section 1220.2 of the Division of Corporation Finance Financial Reporting Manual in submitting the Draft Registration Statement which includes the latest financial statements as of, and for the nine months ended, September 30, 2013. Under Section 1220.2 of the Financial Reporting Manual, third quarter data is timely through the 45th day after the most recent fiscal year-end for all filers in connection with IPOs. The Company undertakes that it will include its consolidated financial statements as of, and for the year ended, December 31, 2013 in submissions and filings after February 15, 2014.

*        *        *

Securities and Exchange Commission

January 9, 2014

If you have any questions regarding the Draft Registration Statement, please contact the undersigned by phone at +852-3740-4850 or via e-mail at julie.gao@skadden.com or the audit engagement partner at PricewaterhouseCoopers Zhong Tian LLP, Elton Yeung, by telephone at +86-10-6533-2008, or by email at elton.yeung@cn.pwc.com. PricewaterhouseCoopers Zhong Tian LLP is the independent registered public accounting firm of the Company.

Very truly yours,

/s/ Z. Julie Gao

Z. Julie Gao

Enclosures

cc:	Charles Chao, Chairman, Weibo Corporation
Herman Yu, Acting Chief Financial Officer, Weibo Corporation
Elton Yeung, Partner, PricewaterhouseCoopers Zhong Tian LLP
Alan Seem, Partner, Shearman & Sterling LLP